United States securities and exchange commission logo





                             January 25, 2024

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed January 18,
2023
                                                            File No. 333-267771

       Dear Ivy Lee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form F-1

       Compensation of Executive Directors and Executive Officers, page 85

   1. Revise to update this discussion for the fiscal year ended December 31, 2023, consistent with Item 6.B. of Form
20-F. This comment also applies to your related party transaction disclosure on page 88.
Refer to Item 7.B. of Form 20-F.
       Index to Audited Consolidated Financial Statements, page F-1

   2. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the
representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration
statement.
 Ivy Lee
FirstName  LastNameIvy Lee
SAG Holdings   Ltd
Comapany
January 25,NameSAG
            2024     Holdings Ltd
January
Page 2 25, 2024 Page 2
FirstName LastName
       Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services